The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 FEB 26 AM 8:01

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

23rd November, 2001.

Attn: Filing Desk - Stop 1-4

02015413

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 22nd November 2001, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 22nd November 2001, confirming that Zurich Scudder Investments Ltd, on behalf of Zurich Financial Services and its Group, has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 22nd November 2001, held 23,826,968 shares, being 3.02% of the shares in issue; and,

(b) an announcement dated 22nd November 2001, confirming that Barclays PLC, through its subsidiary Barclays Bank PLC, has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 20th November 2001, held 24,409,076 shares, being 3.09% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Encs.

The **EMI** *Group*

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

22nd November, 2001.

AVS Security No: 388025

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed, in a fax dated 22nd November 2001, by Zurich Scudder Investments Ltd on behalf of Zurich Financial Services and its Group, that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 22nd November 2001, held 23,826,968 shares, being 3.02% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

The EMI Group   Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

22nd November, 2001.

AVS Security No: 185403

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed in a letter dated 20th November 2001 and received on 22nd November 2001, that Barclays PLC, through its subsidiary Barclays Bank PLC, has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 20th November 2001, held 24,409,076 shares, being 3.09% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary